Filed pursuant to Rule 433

Dated September 11, 2012

Registration Statement No. 333-179956

Relating to

Preliminary Prospectus Supplement Dated September 11, 2012 and

Prospectus dated May 2, 2012

Cedar Realty Trust, Inc.

PRICING TERM SHEET

7.25% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Issuer:	Cedar Realty Trust, Inc.

Security:	7.25% Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”)

Number of Shares Offered:	4,200,000 shares (4,830,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Number of Shares Outstanding after this Offering:	4,799,402 shares (5,429,402 shares if the underwriters’ option to purchase additional shares is exercised in full)

Price to Public:	$23.9366 per share, plus accumulated distributions from September 14, 2012 if settlement occurs after that date.

Yield:	7.625% (excluding accumulated distributions)

Underwriting Discount and Commissions:	$0.7488 per share; $3,144,960 total (not including the underwriters’ option to purchase additional shares)

Net Proceeds to the Company, before expenses:	$97,388,760 ($111,997,074 if the underwriters exercise their option to purchase additional shares in full) after deducting the underwriting discount

Distribution Rate:	7.25% of the $25.00 liquidation preference per share per annum (equivalent to $1.8125 per share per annum), accruing from August 20, 2012

Distribution Payment Dates:	20th day of February, May, August and November, commencing November 20, 2012

Trade Date:	September 11, 2012

Expected Settlement Date:	September 14, 2012 (T + 3)

Optional Redemption:

We may not redeem the Series B Preferred Stock prior to May 22, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to our continuing qualification as a REIT for federal income tax purposes. See “Description of the Series B Preferred Stock – Restrictions on Ownership and Transfer” in our preliminary prospectus supplement dated September 11, 2012 (the “Preliminary Prospectus Supplement”).

On and after May 22, 2017, we may, at our option, redeem the Series B Preferred Stock, in whole or from time to time in part, by payment of $25.00 per share, plus all accrued and unpaid distributions to, but not including, the date of redemption. Any partial redemption of the Series B Preferred Stock will be on a pro rata basis.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the Preliminary Prospectus Supplement), we will have the option to redeem the Series B Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid distributions to, but not including, the date of redemption. If we exercise our redemption rights as described under “Conversion Rights” below, the holders of Series B Preferred Stock will not have the conversion rights described below.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined in the Preliminary Prospectus Supplement), we have provided or provide notice of our election to redeem the Series B Preferred Stock) to convert some or all of the Series B Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of our common stock per share of Series B Preferred Stock to be converted equal to the lesser of:

•    the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series B Preferred Stock plus the amount of any accrued and unpaid distributions to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for the Series B Preferred Stock distribution payment and prior to the corresponding Series B Preferred Stock distribution payment date, in which case no additional amount for such accrued and unpaid distributions will be included in this sum) by (ii) the Common Stock Price (as defined in the Preliminary Prospectus Supplement); and

•    10.2041 (the “Stock Cap”), subject to certain adjustments,

and subject, in each case, to (i) the provisions for the receipt of Alternative Conversion Consideration (as defined in the Preliminary Prospectus Supplement) under specified circumstances described in the Preliminary Prospectus Supplement and (ii) an aggregate cap on the total number of shares of common stock (or Alternative Conversion Consideration, as applicable) issuable upon exercise of the Change of Control Conversion Right (such cap, subject to adjustment as described in the Preliminary Prospectus Supplement is referred to in the Preliminary Prospectus Supplement as the “Exchange Cap”). Assuming we sell 4,200,000 shares of Series B Preferred Stock in this offering, the adjusted Exchange Cap would be approximately 48,973,578 shares of common stock (or equivalent Alternative Conversion Consideration, as applicable).

If prior to the Change of Control Conversion Date, we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, holders of Series B Preferred Stock will not have any right to convert the Series B Preferred Stock in connection with the Change of Control Conversion Right and any shares of Series B Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

For definitions, additional terms and provisions and other important information relating to the foregoing, you should review the information appearing in the Preliminary Prospectus Supplement under “Description of the Series B Preferred Stock— Conversion Rights.

Listing/Trading Symbol:	NYSE / “CDR PrB.” The last reported sales price for the Series B Preferred Stock on the NYSE on September 11, 2012 was $25.20 per share.

CUSIP/ISIN:	150602407 / US1506024074

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Joint Lead Managers:	Raymond James & Associates, Inc. RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated

Co-Managers:	Credit Suisse Securities (USA) LLC KeyBanc Capital Markets Inc. MLV & Co. LLC

As used in this free writing prospectus, references to the “Company,” “issuer,” “us,” “our” and “we” mean Cedar Realty Trust, Inc. excluding its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by email to dg.prospectus_requests@baml.com or by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or by email to cmclientsupport@wellsfargo.com.

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